Exhibit 99.1

                               [GRAPHIC OMITTED]


                   CHEMGENEX TEAM PINPOINTS INFLAMMATION GENE

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A (OCTOBER 10, 2005):
ChemGenex Pharmaceuticals Limited (ASX: CXS; NASDAQ: CXSP) announced today that a team of its international collaborators has pinpointed a gene on chromosome 15 that plays a significant role in the regulation of inflammation, a finding with implications for a wide range of disorders, including cancer, cardiovascular disease, diabetes, obesity, Alzheimer's, and infections.

The findings are published in the October 9 online issue of the leading international journal Nature Genetics.

The multi-disciplinary team assembled by ChemGenex included scientists from Deakin University (Geelong, Australia), the International Diabetes Institute (Melbourne, Australia), the Southwest Foundation for Biomedical Research (SFBR) (San Antonio, USA) and the Medical College of Wisconsin (Milwaukee, USA).

Deakin University, the International Diabetes Institute, the SFBR and the Medical College of Wisconsin have also issued press releases relating to this discovery which investigators believe will be of great interest to biomedical and pharmaceutical researchers because of an already heightened understanding of the role of inflammation in many human disorders.

Greg Collier, Ph.D., Chief Executive Officer of ChemGenex, said the discovery of SEPS1 and its function was a significant development and showed the breadth of expertise in the company, which also has two oncology drugs in phase 2 clinical trials. "This is outstanding recognition for our research collaborators and for ChemGenex. We have a strong portfolio of intellectual property related to SEPS1, and believe that this discovery may pave the way for future personalized medicine therapies to treat major diseases such as inflammation, diabetes and cancer. We are planning to screen for small molecules that alter SEPS1 activity with aim of partnering this program in the future."

                   ChemGenex Team Pinpoints Inflammation Gene

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ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (WWW.CHEMGENEX.COM)

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".


Contacts

Dr. Greg Collier (CEO and Managing Director)    Australia        +61 3 5227 2752
                                                USA              +1 650 474 9800
                                                                         ext 103

Dr. Dennis Brown (President and Director)       USA              +1 650 474 9800
                                                                         ext 108
                                                Australia        +61 3 5227 2703






Safe Harbor Statement

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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